Exhibit 99.1

POWERBRIDGE TECHNOLOGIES CO., LTD.

(a Cayman Islands exempted company with limited liability)

(NASDAQ: PBTS)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Powerbridge Technologies Co., Ltd. (the “Company”) will be held on July 27, 2020, at 9:00 p.m., EST, at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, People’s Republic of China for the following purposes:

Item		Board Vote Recommendation

1.	To re-elect all three director nominees named in this Proxy Statement as Class I Directors to the Company’s Board to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.	“FOR”

2.	To ratify the selection of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2019 and the fiscal year ending December 31, 2020.	“FOR”

3.	To approve an amendment to the Company’s 2018 Stock Option Plan.	“FOR”

As of the date of this Notice of Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the Annual Meeting.

The Board of Directors of the Company has fixed the close of business on May 29, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares, par value $0.00166667 per share (the “Ordinary Shares”), of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials, including the Company’s 2019 annual report, from the Company’s website at www.powerbridge.com or by contacting our Investor Relations Department at: nyc@clearthink.capital.

By Order of the Board of Directors,

/s/ Stewart Lor
Stewart Lor
Chief Financial Officer and Director

July 2, 2020

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

POWERBRIDGE TECHNOLOGIES CO., LTD.

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 27, 2020

PROXY STATEMENT

The Board of Directors of Powerbridge Technologies Co., Ltd. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting” or the “2020 Annual Meeting”) of the Company to be held on July 27, 2020, at 9:00 p.m., EST, at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, People’s Republic of China or any adjournment thereof. Only holders of the ordinary shares, par value $0.00166667 per share (the “Ordinary Shares”), of the Company at the close of business on May 29, 2020 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Two shareholders entitled to vote and be present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative one of whom must be the holder representing a majority of shares in the Company throughout the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on behalf of him. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one (1) vote in respect of each Ordinary Share held by him or her on the Record Date.

A proxy statement describing the matters to be voted upon at the 2020 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about July 6, 2020, to all shareholders entitled to vote at the 2020 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.powerbridge.com on or about July 2, 2020. If you plan to attend the 2020 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2020 Annual Meeting.

Whether or not you plan to attend the 2020 Annual Meeting, it is important that your shares be represented and voted at the 2020 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on July 23, 2020 to be validly included in the tally of shares voted at the 2020 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT
THE 2020 Annual Meeting, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2020 Annual Meeting. As a shareholder, you are invited to attend the 2020 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2020 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2020 Annual Meeting?

There are three proposals that will be voted on at the 2020 Annual Meeting:

1.	To re-elect all three director nominees named in this Proxy Statement as Class I Directors to the Company’s Board to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

2.	To ratify the selection of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2019 and the fiscal year ending December 31, 2020.

3.	To approve an amendment to the Company’s 2018 Stock Option Plan.

We may also transact such other business as may properly come before the 2020 Annual Meeting of Shareholders.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” the re-election of all three director nominees named in this Proxy Statement as Class I Directors to the Company’s Board (Proposal No. 1); and

●	“FOR” ratification of selection of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2019 and the fiscal year ending December 31, 2020 (Proposal No. 2).

●	“FOR” the approval of an amendment to the Company’s 2018 Stock Option Plan (Proposal No. 3).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2020 Annual Meeting?

If any other matters are properly presented for consideration at the 2020 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2020 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2020 Annual Meeting.

WHO CAN VOTE AT THE 2020 Annual Meeting?

Shareholders of record at the close of business on May 29, 2020, the date established by the Board for determining the shareholders entitled to vote at our 2020 Annual Meeting (the “Record Date”), are entitled to vote at the 2020 Annual Meeting.

On the Record Date, 9,175,288 shares of our Ordinary Shares were outstanding and entitled to vote at the 2020 Annual Meeting. Holders of Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2020 Annual Meeting.

A list of the shareholders of record as of May 29, 2020 will be available for inspection at the 2020 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

Two members one of whom must be the holder of a majority of our outstanding shares as of the Record Date must be present, in person or by proxy, at the 2020 Annual Meeting in order to properly convene the 2020 Annual Meeting. This is called a quorum. If there are not enough votes of the Ordinary Shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2020 Annual Meeting may be adjourned by the Directors until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Vstock Transfer, LLC. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2020 Annual Meeting, but you may not vote these shares in person at the 2020 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2020 Annual Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2020 Annual Meeting, by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on July 23, 2020, to be validly included in the tally of shares voted at the 2020 Annual Meeting.

If you are a beneficial owner whose Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Ordinary Shares for more information.

You may vote before the annual meeting at www.proxyvote.com. Use your 16-digit control number, located on the Notice, and follow the instructions.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the re-election of Powerbridge Technologies Co., Ltd.’s three director nominees named in this Proxy Statement as Class I Directors to the Company’s Board (Proposal No. 1), “FOR” the ratification of selection of Friedman LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2020 (Proposal No. 2), and “FOR” the approval of an amendment to the Company’s 2018 Stock Option Plan (Proposal No. 3). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2020 Annual Meeting.

Beneficial Owners: If you are a beneficial owner whose Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The only item on the 2020 Annual Meeting agenda that may be considered routine is Proposal No. 2 relating to the ratification of selection of Friedman LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2020; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of Cayman Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2020 Annual Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2020 Annual Meeting, a valid, later-dated proxy. Attendance at the 2020 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2020 Annual Meeting. If you are a beneficial owner whose Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2020 Annual Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m., Eastern Time on July 23, 2020. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2020 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2020 ANNUAL MEETING?

Broadridge will tabulate and certify the votes. We plan to announce preliminary voting results at the 2020 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2020 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2020 Annual Meeting is required to re-elect all three directors nominees named in this Proxy Statement as Class I Directors to the Company’s Board (Proposal No. 1), to ratify the selection of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm for the year ending December 31, 2020 (Proposal No. 2), and to approve an amendment to the Company’s 2018 Stock Option Plan (Proposal No. 3).

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2020 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2020 ANNUAL MEETING?

If you plan to attend the 2020 Annual Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2020 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business EST on May 29, 2020. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2020 Annual Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2019 annual report, including consolidated financial statements as of and for the year ended December 31, 2019, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at www.powerbridge.com. The contents of that website are not a part of this Proxy Statement.

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The 2019 annual report on Form 20-F for the year ended December 31, 2019 (the “2019 annual report”), was filed with the U.S. Securities and Exchange Commission on June 24, 2020. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2019 annual report by visiting the “Financial Information” heading under the “Investors” section of the Company’s website at www.powerbridge.com. If you want to receive a paper or email copy of the Company’s 2019 annual report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy by contacting our Investor Relations Department at: nyc@clearthink.capital.

PROPOSALS

PROPOSAL NO. 1

RE-ELECTION ALL THREE DIRECTORS NOMINEES NAMED IN THIS PROXY STATEMENT

AS CLASS I DIRECTORS TO THE COMPANY’S BOARD

Our board of directors presently consists of five (5) directors. The directors have been divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”). The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company’s 2020 Annual Meeting and the Class II Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the 2020 Annual Meeting. Directors elected to succeed those Class I Directors whose terms expire shall be elected for a term of office to expire at the 2020 Annual Meeting following their election and directors elected to succeed those Class II Directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. The current members of Class I Directors are Yuping Ouyang, Guoquan Wang, and Bo Wu, whose terms of office expire at the Company’s 2020 Annual Meeting. The current members of Class II Directors are Ban Lor and Stewart Lor.

All three Class I Directors named below will seek re-election at the Meeting.

Each Class I Director to be re-elected will hold office until the next annual general meeting of shareholders or until his/her appointment is otherwise terminated in accordance with the articles of association of the Company.

Yuping Ouyang is an independent director of the Company. Ms. Oyang has been serving as Chief Financial Officer at China Techfaith Wireless Communication Technology Limited, a NASDAQ listed company (CNTF) from August 2008 to present. She held various financial and accounting management positions at CNTF from September 2004 to July 2008. Prior to CNTF, she served as an auditor at Guangdong Kaowick CPAs and an account manager at Guangzhou Metro Corporation. Ms. Oyang is a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accounts. She holds a B.A. in Management from Guangdong University of Foreign Studies and a MBA from Sun Yet-Sen University.

Guoquan Wang is an independent director of the Company. Mr. Wang served various managerial positions including Vice President of the international trade group of agrichemical and aquatic products at China National Fisheries, an ocean fishery product and service company operating in multiple countries from December 1994 to July 2017. Previously, he held various operational and managerial positions for import and export of agrichemical and fishery products at Huanong, a subsidiary of China National Fisheries as well as chemical and textile products at Sinochem Group and Sinochem (England) from December 1985 to November 1994. Mr. Wu holds a B.A. in International Trade Management from Liaoning Finance and Trade College.

Bo Wu is an independent director of the Company. Mr. Wu served as Vice President at Capinfo, a provider of “digital and smart city” technology services from September 2008 to September 2017. He served as General Manager at Credit & Risk Management, a provider of consumer and corporate credit and risk information systems from March 2003 to August 2008. Mr. Wu held various management positions at Capinfo from October 2000 to February 2003. He holds a B.E. and M.S. in Optical Engineering from Huazhong University of Science and Technology and a PhD in Optical Instrumentation from a joint Ph.D. program by Institute of Applied Physics at Dalian University of Science and Technology and University of Bonn.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE RE-ELECTION OF ALL THREE DIRECTORS NOMINEES NAMED ABOVE

AS CLASS I DIRECTORS TO THE COMPANY’S BOARD

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF FRIEDMAN LLP

AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

AND THE FISCAL YEAR ENDING DECEMBER 31, 2020

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Friedman LLP (“Friedman”), independent registered public accounting firm, to audit our financial statements for the fiscal year ended December 31, 2019 and the fiscal year ending December 31, 2020. Ratification of the selection of Friedman by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2020 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Friedman, but may, in their discretion, retain Friedman. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table represents the approximate aggregate fees for services rendered by Friedman LLP for the periods indicated:

	December 31, 2019	December 31, 2018
Audit Fees	$190,000	$205,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$190,000	$205,000

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR RATIFICATION OF SELECTION OF FRIEDMAN LLP

AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

AND THE FISACL YEAR ENDING DECEMBER 31, 2020

PROPOSAL NO. 3

APPROVAL OF

AN AMENDMENT OF THE COMPANY’S 2018 STOCK OPTION PLAN

On August 18, 2018, the Company’s Board of Directors approved the 2018 Stock Option Plan, which was amended on February 10, 2019 (the “Plan”). The Plan became effective on April 4, 2019 as the Company consummated initial public offering is completed (“IPO”). The Plan is a stock-based compensation plan that provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to the Company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan is currently the aggregate of (i) 1,035,787 Shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by the Committee (as defined in the Plan), subject in all cases to adjustment as provided in Section 10 of the Plan.

On April 4, 2019, the Company granted an aggregate of 1,050,500 stock options to officers, key employees and directors under the Plan. No grants were made in fiscal 2018. Stock options granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company. Stock options are valid for a period of 10 years from April 4, 2019 to April 5, 2029. As at the grant date of April 4, 2019, the weighted-average fair value per share was $5.00 and the estimated total fair value of the restricted shares granted was $5,252,500.

As of the date hereof, the Company has reserved 1,173,892 Ordinary Shares for issuance pursuant to the Plan, which represents approximately 12.79% of the issued and outstanding Ordinary Shares as of the date hereof. As of July 2, 2020, the Company had not issued any Ordinary Share pursuant to the exercise of stock options under the Plan, and has outstanding stock options to purchase 1,050,500 Ordinary Shares under the Plan.

The Company proposes to amend the formula under the Plan to increase the number of Ordinary Shares provided for the issuance of stock options exercisable in order to maintain an adequate pool of Ordinary Shares under the Plan to enable the Company to attract and retain personnel of great value. By resolution dated July 2, 2020 and subject to and conditional upon receipt of required shareholder approval, the board of directors of the Company (the "Board") amended Section 3(a) of the Company’s 2018 Stock Option Plan to read as follows (such amendment referred to herein as the "Amendment "):

“The total number of Ordinary Shares in the capital of the Company issuable upon the exercise of all outstanding Options granted under this Plan shall not at any time exceed 20% of the total number of outstanding Ordinary Shares at the time of issuance, from time to time.”

Prior to the Amendment, Section 3(a) of the Plan read as follows: “Subject to the provisions of Section 10 below, the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,035,787 Shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by the Committee, subject in all cases to adjustment as provided in Section 10 below (the “Evergreen Plan”)”.

Shareholders of the Company will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the Amendment. The resolution shareholders will be asked to approve is as follows:

WHEREAS the board of directors of the Company has amended Section 3(a) of the Company’s 2018 Stock Option Plan (the “Plan”) to read as follows (such amendment referred to herein as the "Amendment"):

“The total number of Ordinary Shares in the capital of the Company issuable upon the exercise of all outstanding Options granted under this Plan shall not at any time exceed 20% of the total number of outstanding Ordinary Shares, from time to time.”

AND WHEREAS shareholders of the Company wish to approve, confirm and ratify pursuant hereto the Amendment;

NOW THEREFORE BE IT RESOLVED THAT:

1. the Amendment be and is hereby approved, confirmed and ratified; and

2. any one director or officer of the Company be and is hereby authorized and directed to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

Director Discretion

The Board has unanimously approved the Amendment and recommends that shareholders vote in favor of the Amendment to the Company’s 2018 Stock Option Plan, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

THE BOARD OF DIRECTORS CONSIDERS THE APPROVAL OF THE AMENDMENT TO

THE COMPANY’S 2018 STOCK OPTION PLAN TO BE IN THE BEST INTERESTS OF THE COMPANY AND

RECOMMEND THAT SHAREHOLDERS VOTE FOR THE FOREGOING RESOLUTION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Date: July 2, 2020

By order of the Board of Directors

/s/ Stewart Lor
Stewart Lor
CFO and Director

POWERBRIDGE TECHNOLOGIES CO., LTD.

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

NOTICE OF ANNUAL MEETING OF SHAREHOIDERS

To Be Held at 9:00 p.m. on July 27, 2020 (EST)

(Record Date – May 29, 2020)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Stewart Lor and Ban Lor, as proxy of the undersigned, with full power to appoint their substitute, and hereby authorizes them to represent and to vote all the shares of stock of Powerbridge Technologies Co., Ltd. (the “Company”) which the undersigned is entitled to vote, as specified below on this card, at the Annual Meeting of Shareholders of the Company on July 27, 2020, at 9:00 p.m., EST, at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, People’s Republic of China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR ALL”

OF PROPOSAL 1 AND “FOR” OF PROPOSALS 2 TO 3 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To re-elect all three director nominees as Class I Directors to the Company’s Board to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.

NOMINEES:

01 Yuping Ouyang	02 Guoquan Wang	03 Bo Wu

For All	Withhold All	For All Except
O	O	O

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the box next to each nominee you wish to withhold, as shown here: _______________________________

PROPOSAL 2: To ratify the selection of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2019 and the fiscal year ending December 31, 2020.

For	Against	Abstain
O	O	O

PROPOSAL 3: To approve an amendment to the Company’s 2018 Stock Option Plan.

For	Against	Abstain
O	O	O

PROPOSAL 4: To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For	Against	Abstain
O	O	O

Please indicate if you intend to attend this meeting ☐ YES ☐ NO

Signature of Shareholder: ______________________________

Date: ______________________________

Name shares held in (Please print): _________________________ Account Number (if any): ____________________________

No. of Shares Entitled to Vote: ____________________________ Stock Certificate Number(s): _________________________

Note:  Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: ______________________________________________________

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